Exhibit 14(a)

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement on Form N–14 of our report dated January 14, 2025 relating to the financial statements and financial highlights of Fidelity Advisor Large Cap Fund, a fund of Fidelity Advisor Series I, appearing in Form N-CSR of Fidelity Advisory Series I, for the year ended November 30, 2024 and our report dated June 13, 2024, relating to the financial statements and financial highlights of Fidelity Large Cap Stock Fund, a fund of Fidelity Concord Street Trust, appearing in Form N-CSR of Fidelity Concord Street Trust for the year ended April 30, 2024, and to the references to us under the headings “Additional Information About the Funds” and “Experts” in the Proxy Statement and Prospectus, which are part of such Registration Statement.

/s/ Deloitte & Touche LLP
Boston, Massachusetts
April 9, 2025